SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[April 15, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Metso to supply a fiberboard production line to Thailand

SIGNATURES

Date  April 15, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

METSO TO SUPPLY FIBERBOARD PRODUCTION LINE TO THAILAND

(Helsinki, Finland, April 15, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Panelboard will supply a continuous MDF production line to Vanachai Group Public Company Ltd. in Thailand. The parties have agreed not to disclose the value of the order, which is booked for the first quarter of 2005. The start-up is scheduled for mid 2006.

The delivery will include equipment for wood yard, fiber preparation, drying and forming, continuous pressing with cooling zone, and equipment for panel handling and finishing. Metso Panelboard will also be responsible for the start-up and erection supervision services for the new line.

The new line will mainly produce thin MDF board. The line has design capacity of 700 cubic meters of 2.6-mm board a day. It will also be equipped to produce thick board. The raw material used is rubber wood.

The Vanachai Group of companies has been in the timber and wood-based panel industry since 1943 and is the largest panelboard producer in Southeast Asia. Vanachai has production units in various locations throughout Thailand. The company is headquartered in Bangkok and listed on the Thailand stock exchange. The new production line will be erected at Vanachai’s site in the Suratthani Province in southern Thailand

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
Paul-Erik Toivo, Senior Vice President, Sales and Marketing, Metso Panelboard,
Tel. +358 20 484 2150

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.